UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 14, 2004**

FINANCIAL FEDERAL CORPORATION
(Exact name of Registrant as specified in its charter)

Nevada	**1-12006**	**88-0244792**
(State of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

733 Third Avenue, New York, New York 10017
(Address of principal executive offices) (Zip Code)

(212) 599-8000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

On December 14, 2004, Financial Federal Corporation announced that its Board of Directors has declared its first quarterly cash dividend of $0.10 per share of common stock. The dividend is payable on January 31, 2005 to stockholders of record at the close of business on January 7, 2005.

Item 9.01   Financial Statements and Exhibits

(C) Exhibits:

The following exhibit is filed herewith:

99.1   Press Release dated December 14, 2004

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release dated December 14, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL FEDERAL CORPORATION
(Registrant)

By: /s/ Steven F. Groth
        Senior Vice President and
        Chief Financial Officer (Principal
        Financial Officer)

December 15, 2004
(Date)